FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number
1. Telefónica – TEF- Closing E-Plus	4

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

Secretary General and

of the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event registered on August 29, 2014, Telefónica announces that, once executed the capital increase carried out by its listed subsidiary Telefónica Deustchland Holding AG (“Telefonica Deutschland”) for the financing of the acquisition of E-plus Mobilfunk GmbHCo KG (“e-plus”), the acquisition of this latter company by Telefónica Deutschland has been completed.

See Press Release attached.

Madrid, October 1, 2014.

NOTA DE PRENSA

PRESS RELEASE

Madrid, October 1st, 2014

TELÉFONICA CLOSES THE ACQUISITION OF E-PLUS AND BECOMES THE LEADING MOBILE OPERATOR IN THE GERMAN MARKET

•	The new Telefónica Deutschland notably reinforces its competitive position in the largest market in Europe, with around 47 million accesses and consolidated revenue of approximately 8 billion euros

•	The transaction implies significant value creation with expected synergies valued at over 5 billion euros

•	With this operation, of considerable strategic relevance, Telefónica ratifies its vision and its commitment to the sector, and leads again the necessary process of consolidation

Madrid, October 1st, 2014.- Having obtained the approval of the European Commission and successfully completed the capital increase undertaken by Telefónica Deutschland to fund the operation, Telefónica closed today the acquisition of E-Plus, KPN´s subsidiary in the German market.

This marks the beginning of the new Telefónica Deutschland, which thus becomes the operator of reference in this market, with around 47 mobile and fixed accesses and combined revenue of approximately 8 billion euros. In addition, the new company is now the leading operator in the German mobile market with over 41 million mobile accesses, and makes the Telefónica Group the second largest operator in Europe in terms of mobile accesses and total revenue, while at the same time enabling it to improve its growth and cash generation ratios.

As it was previously announced and now the operation is concluded, Telefónica S.A. maintains a stake of 62.1% in Telefónica Deutschland, which now includes 100% of E-Plus; KPN holds a 20.5%, and the rest is free float.

Combining the strengths of Telefónica Deutschland and E- Plus, the new Telefónica Deutschland is better positioned to offer the market even more innovative products and services, together with a better customer experience.

At the same time, the transaction concluded today implies considerable value creation with synergies estimated at over 5 billion euros, deriving especially from the areas of distribution, customer service and mobile network integration.

With this announcement, Telefónica ratifies its vision and its commitment to the sector by actively participating, once again, in its necessary process of consolidation. Moreover, this operation follows a decisive period for Telefónica, marked by a series of initiatives which have brought about a profound strategic transformation of the Company on its path to become the Leading Digital Telco.

In this regard, and thanks to the conclusion of the acquisition of E-Plus, the recent acquisition of GVT and the commercial revolution which has transformed the Spanish market, Telefónica has gained a leading position in three of its most important markets: Germany, Brazil and Spain.

About Telefónica

Telefónica is one of the largest telecommunications companies in the world in terms of market capitalisation and number of customers. With its best in class mobile, fixed and broadband networks, and innovative portfolio of digital solutions, Telefónica is transforming itself into a ‘Digital Telco’, a company that will be even better placed to meet the needs of its customers and capture new revenue growth.

The company has a significant presence in 24 countries and a customer base that amounts almost 316 million accesses around the world. Telefónica has a strong presence in Spain, Europe and Latin America, where the company focuses an important part of its growth strategy.

Telefónica is a 100% listed company, with more than 1.5 million direct shareholders. Its share capital currently comprises 4.551.024.586 ordinary shares traded on the Spanish Stock Market (Madrid, Barcelona, Bilbao and Valencia) and on those in London, New York, Lima, and Buenos Aires.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 1, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors